[SUNSTONE LETTERHEAD]

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sunstone Hotel Investors, Inc.

Form S-3 Filed on October 27, 2005

File No. 333-129258

Dear Mr. Ossias:

On behalf of our client, Sunstone Hotel Investors, Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (the “Form S-3”) and the Company’s responses to your letter, dated November 9, 2005 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Form S-3. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

Selling Stockholders, page 30

1.	For each of your selling stockholders that is a private entity, please:

•	identify the natural person who controls the investment decision, to the extent you have not already done so; and

•	please identify any of the selling shareholders who are broker-dealers or who are affiliated with broker-dealers.

Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

The disclosure on page 31 has been revised in response to this comment. In each case, the disclosure has been revised based on information provided to the Company by the applicable selling shareholder.

With respect to the natural person who controls the investment decision of the applicable selling shareholder, the disclosure has been revised to identify the natural persons who control investment decisions for the entities related to Westbrook Real Estate Partners L.L.C. (the “Westbrook Entities”). With respect to SGP/SHO Hotel Trust, the Company is informed by this entity, and the disclosure has been revised to reflect, that voting and investment decisions with respect to the shares held by the trust are made by a multiple member investment committee of GIC Real Estate Pte Ltd, that the investment committee of GIC Real Estate Pte Ltd is comprised of senior executives of GIC Real Estate Pte Ltd and that the membership of the committee changes from time to time at the discretion of GIC Real Estate Pte Ltd. Accordingly, the Company respectfully submits that it does not believe a listing of the members would be meaningful and has not included a listing in the prospectus. Finally, with respect to Security Capital Preferred Growth Incorporated (“Security Capital”), the Company is informed by this entity that the portfolio management committee of Security Capital Research & Management Incorporated (“SCR&M”) (Security Capital’s investment advisor pursuant to an investment advisory agreement) currently exercises voting and dispositive power with respect to the 300,000 shares of common stock and the 4,102,564 shares of series C preferred owned by Security Capital, and if it is converted, 4,102,564 additional shares of common stock and, if issued, an additional 599,355 shares of common stock that Security Capital has agreed to purchase from the Company. The disclosure in the prospectus has been revised to reflect the identity of the members of the portfolio management of SCR&M.

Other than as described below, the Company has been informed by each selling shareholder that such selling shareholder is not a broker-dealer or affiliated with a broker-dealer. Security Capital has informed the Company as follows: SCR&M does not own an equity interest in Security Capital and is a wholly owned subsidiary of JPMorgan Chase & Co., which is affiliated with registered broker-dealers. Security Capital has further informed the Company that it acquired, or is acquiring, the common stock and the series C preferred in the ordinary course of its business and that at the time it acquired the common stock and the series C preferred, and at the time it agreed to acquire the additional shares of common stock, Security Capital had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

2.	For selling shareholders that are affiliates of broker-dealers, please provide an analysis showing that the resale of these securities is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As noted above, the Company is informed by each of the Westbrook Entities and SGP/SHO Hotel Trust that such entity is not affiliated with any broker-dealer.

With respect to Security Capital, the Company respectfully advises the Staff that the resale of securities by such entity is not an indirect primary offering by the Company. As noted above, Security Capital has informed the Company that its investment manager, SCR&M, does not own an equity interest in Security Capital but is a wholly owned subsidiary of JPMorgan Chase & Co., which is affiliated with registered broker-dealers. Nonetheless, the Company does not believe that this fact alone should cause the resale of Security Capital Shares (as defined below) to be viewed as an indirect primary offering. Among other things, the Company notes that, based on information from Security Capital, Security Capital is not a broker or a dealer itself, but is in the business of making long-term strategic equity investments in real estate companies, and that the Security Capital Shares were acquired consistent with Security Capital’s business objectives. Furthermore, to the Company’s knowledge, the Company has no relationship with JP Morgan Chase & Co. or any broker or dealer affiliated with JP Morgan Chase & Co. and, other than with respect to Security Capital’s investment in the Security Capital Shares which is described further below, no relationship with Security Capital.

The Security Capital Shares pertain to an agreement entered into with the Company on April 27, 2005—approximately six months before the Form S-3 was filed—and consist of 4,102,564 shares of series C preferred stock and 899,355 shares of common stock. Of the shares of common stock, 300,000 shares were issued on June 24, 2005 and the remainder are to be issued prior to the Company’s next record date with respect to any dividend on its common stock. The series C preferred shares were issued on July 8, 2005. Accordingly, Security Capital acquired the substantial majority of such securities well in advance of the filing of the registration statement. The Company is informed by Security Capital that it acquired, or is acquiring, all such securities in private placements for its own account and in the ordinary course of its business and that at the time it made its commitment to purchase the securities, Security Capital had no agreement or understandings, directly or indirectly, with any person to distribute the securities. Finally, while the Company entered into a customary registration rights agreement with Security Capital with respect to the Security Capital Shares, the Company had no understanding, directly or indirectly, with Security Capital or any other person with respect to Security Capital’s resale of any such securities, and the Company respectfully submits that Security Capital is not acting as a conduit for the Company.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus that:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on information provided by Security Capital, the disclosure has been revised to state that Security Capital purchased the securities in the ordinary course of business and at the time of the purchases of the securities to be resold Security Capital had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you have any questions regarding this response or need any additional information, please call me at (310) 712-6603.

Very truly yours,

/s/ PATRICK S. BROWN

Patrick S. Brown

cc:	Elaine Wolff
(Securities and Exchange Commission)

Jon D. Kline
(Sunstone Hotel Investors, Inc.)